03 FEB 11 AM 7:21

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

03003800

SUPPL

6th February 2003

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of Major Interests in Shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

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f:\users\companysecretarial\cherylb\securities\030206 2003_13.doc

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Announcement Details

Company	Headline	Embargo	Last Update	Add
Taylor Nelson Sofres PLC	Holding(s) in Company		14:17 6 Feb 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Taylor Nelson Sofres plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held them

446,911	State Street Nominees Limited
6,039,189	Chase Nominees Limited
2,642,721	Chase Nominees Limited
4,397,372	Chase Manhattan Bank London
297,500	Mellon Nominees Limited
193,100	Bank of New York Europe
36,200	BT Globenet Nominees Limited
75,000	MSS Nominees Limited
259,900	Citibank
1,199,500	Bank of New York London
193,500	Northern Trust
58,000	Deutsche Bank
146,660	Bankers Trust
427,500	Nortrust Nominees Limited
763,500	State Street Nominees Limited

316,835	RBS Trust Bank
285,171	Morgan Stanley
3,548,379	Northern Trust
31,500	Citibank
1,624,298	State Street Bank & Trust
81,800	Mellon Bank
938,130	Bank of New York Europe
553,469	JP Morgan
4,969,516	Bank of New York, London
255,699	Chase Nominees Limited
930,297	Chase Manhattan Bank London
675,223	Bank of New York Brussels
187,700	Deutsche Bank
86,000	Citibank

5. Number of shares / amount of stock acquired

754,400

6. Percentage of issued class

0.19%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares 5 Pence each

10. Date of transaction

Tuesday 4th February 2003

11. Date company informed

Wednesday 5th February 2003

12. Total holding following this notification

31,660,570

13. Total percentage holding of issued class following this notification

8.10%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Judith George, Assistant Company Secretary
Office: 020 8967 4655 or Work Mobile: 07734 044320

16. Name and signature of authorised company official responsible for making this notificatio

Ian Portal, Group Company Secretary

Date of notification

Thursday 6th February 2003

END

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